UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 12b-25 NOTIFICATION
OF LATE FILING
SEC FILE NUMBER 001-11155
CUSIP NUMBER 960878106
(Check One): [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2017
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N -SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant	Westmoreland Coal Company
Former Name if Applicable	N/A
Address of Principal Executive Office	9540 South Maroon Circle, Suite 300
City, State and Zip Code	Englewood, Colorado 80112

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to uncertainty associated with Westmoreland Coal Company’s (the "Company") ability to meet its debt obligations as they become due, the Company anticipates that the auditors' opinion to be issued in connection with the consolidated financial statements for the year ended December 31, 2017 will likely include a going concern explanatory paragraph.  As a result of the inclusion of a going concern explanatory paragraph, as well as the anticipated failure of certain financial covenants, the Company will not be in compliance with all of the restrictive covenants and reporting requirements contained in its Second Amended and Restated Loan and Security Agreement (as amended, the “WCC Revolver”), or under the San Juan Term Loan due 2021, unless certain of those requirements are waived or amended.

Under the WCC Revolver there is no grace period for the potential breaches of the restrictive covenants and reporting requirements described above. Absent a waiver or amendment of these requirements, if an event of default occurs under the WCC Revolver it would constitute an event of default under the Company’s credit agreement governing its Term Loan due 2020. Further, if the required lenders accelerate any loans under the WCC Revolver or the Term Loan due 2020, such acceleration would constitute an event of default under the indenture governing its 8.75% Senior Notes due 2022. In addition, under the San Juan Term Loan due 2021, the inclusion of a going concern explanatory paragraph in the auditors’ opinion in the consolidated financial statements would constitute a breach of a reporting requirement and may be deemed an event of default following a 30-day grace period.

The significant additional time required to evaluate the effects of and disclose, pursuant to the requirements of Form 10-K, the concerns regarding the Company’s compliance with the covenants and reporting requirements under its senior debt agreements, potential events of default or cross-defaults thereunder, including the anticipated going concern explanatory paragraph, has resulted in the Company being unable to file its 2017 Annual Report on Form 10-K for the fiscal year ended December 31, 2017 within the prescribed time period without unreasonable effort or expense.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary A. Kohn	720	354-4467
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations from the fiscal year ended December 31, 2016 to the fiscal year ended December 31, 2017 that may be reflected in the financial statements to be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

We anticipate that operating income and loss before income taxes for the year ended December 31, 2017 will be consistent with the year ended December 31, 2016. We expect to report a larger net loss in 2017 resulting from the non-recurrence of an income tax benefit of $48 million in 2016 which resulted from the release of our valuation allowance on our net operating loss deferred tax assets due to our acquisition of San Juan Coal Company in 2016.

                The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ, as discussed further below. The risks include, but are not limited to, unexpected changes arising during the annual audit procedures.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 filing includes “forward-looking statements.” All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. As such, readers should not unduly rely on such forward-looking statements. See “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other public filings.

Westmoreland Coal Company

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto authorized.
Date    March 19, 2018                By    /s/ Gary A. Kohn
Gary A. Kohn
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION:

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).